CONFIDENTIAL TREATMENT REQUESTED BY FIVERR INTERNATIONAL LTD.

53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
May 21, 2019	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Matthew Crispino

Jan Woo

Rebekah Lindsey

Kathleen Collins

Re:                             Fiverr International Ltd.
Registration Statement on Form F-1

CIK No. 0001762301

Ladies and Gentlemen:

This letter relates to the Registration Statement on Form F-1 (Registration No. 333-231533) (the “Registration Statement”) of Fiverr International Ltd. (the “Company”). The Company hereby provides the following preliminary proposed price range, which will be the basis for the information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement which relates to the Company’s proposed initial public offering (the “Offering”) for the Staff’s review. The preliminary price range presented herein reflects an initial offering price to the public of the Company’s ordinary shares (the “Shares”) of between $[*] and $[*] per Share, which reflects a [*]-for-[*] split of the Company’s ordinary shares that will be effected prior to the closing of the Offering (the “Stock Split”).

This price range was determined based, in large part, on discussions among the board of directors of the Company, senior management of the Company and representatives of the underwriters for the initial public offering. Prior to May 21, 2019, the underwriters had not provided the Company with any formal valuation of the Company or related price range.

The Company hereby advises the Staff that it intends to file a pre-effective amendment to the Registration Statement with a preliminary prospectus that will include a bona fide estimated public offering price range prior to the distribution of any preliminary prospectus. The price range to be included in the preliminary prospectus will not have a difference of more than 20%.

The Company supplementally provides an update to its prior response to comment 14 in its letter dated March 15, 2019 and advises the Staff as follows (the below does not reflect the contemplated Stock Split):

Date of grant	Number of shares subject to awards granted	Exercise price per share	Estimated fair value per ordinary share
01/24/2019	8,375,244	$0-2.76	$2.99
04/15/2019	2,090,200	$3.45	$3.45

March 31, 2019 valuation (the “March 2019 Valuation”)

The March 2019 Valuation, prepared by an independent third-party valuation firm, estimated the Company’s value using a PWERM that considered (i) a non-IPO scenario using an OPM and (ii) an IPO scenario. The methods were weighted as follows: (i) 20% on a non-IPO scenario that involved remaining a private company, which was valued using the income approach and guideline public company market approach and (ii) 80% on an IPO scenario occurring in May 2019  which was valued using a guideline public company market approach. The March 2019 Valuation further applied 20% and 5% discounts in the non-IPO and IPO scenarios, respectively, to reflect that the value of the ordinary shares was on a non-marketable basis.

January 2019 grant:

The Board determined the fair market value based on a straight-line interpolation between the concluded fair values of the December 2018 Valuation and the March 2019 Valuation. The primary reason for the increase in the fair market value per ordinary share of $2.99 in the January 2019 grant, as compared to the fair market value per ordinary share of $2.76 in the December 2018 grant, was the Company’s continued progress towards the IPO, as reflected by an increased weighting and reduced time to an IPO scenario. In the March 2019 Valuation, the IPO scenario weighting was increased from 50% to 80% to reflect the Company’s continued progress towards the IPO, as the Company had submitted its draft Registration Statement in February 2019 and had received and responded to comments from the Staff. As the Company was still in process of addressing the Staff’s comments received on the draft Registration Statement, there was still uncertainty as to the timing of the IPO. Accordingly, the Company believes that the weighting and scenarios used in the March 2019 Valuation are reasonable.

April 2019 grant:

The Board determined the fair market value based on the March 2019 Valuation.

As such, taking into account all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company also believes that the fair values determined by the board of directors for the ordinary shares underlying each stock option grant are appropriate and demonstrate the board of directors’ consideration of all relevant factors in determining fair value at each valuation date. Accordingly, the Company submits that it believes that its determination of the fair value of the ordinary shares for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants.

We are respectfully requesting confidential treatment for this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83.

Should any questions arise in connection with the filing or this letter, please do not hesitate to contact me by telephone at (212) 906-1281.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:                                (via email)

Micha Kaufman, Fiverr International Ltd.

Ofer Katz, Fiverr International Ltd.

Ian D. Schuman, Esq., Latham & Watkins LLP

Joshua G. Kiernan, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP